EXHIBIT 77D

For RiverSource Emerging Markets Bond Fund, RiverSource Global Bond Fund and RiverSource Absolute Return Currency and Income Fund:

At a Board meeting held on April 12-13, 2007, the existing Non-Fundamental Policy related to margin and selling short was revised to state that the Fund will not buy on margin or sell short, except in connection with derivative instruments.

For RiverSource Global Equity Fund:

At a Board meeting held on November 8-9, 2006, the Board adopted the 80% Equity Policy [for the Fund to invest at least 80% of its net assets in equity securities] and authorized the officers of the Fund to take such steps as are necessary to amend the Fund's prospectus to reflect the adopted policy.